Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated this 11th day of October, 2021, by and between One World Pharma, Inc., a Nevada corporation (“OW Pharma”), and One World Products, Inc., a Nevada corporation and a wholly-owned subsidiary of OW Pharma (“OW Products”), is made with respect to the following facts.

RECITALS

WHEREAS, OW Pharma is a corporation duly organized and existing under the laws of the State of Nevada;

WHEREAS, OW Products is a corporation duly organized and existing under the laws of the State of Nevada;

WHEREAS, the board of directors of OW Products has approved the plan of merger embodied in this Agreement; and

WHEREAS, the board of directors of OW Pharma has approved the plan of merger embodied in this Agreement.

NOW THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto do hereby agree to merge on the terms and conditions herein provided, as follows:

ARTICLE I

MERGER

1.1 The Merger. Upon the terms and subject to the conditions hereof, on the Effective Date (as hereinafter defined), OW Products shall be merged with and into OW Pharma in accordance with the applicable laws of the State of Nevada (the “Merger”). The separate existence of OW Products shall cease, and OW Pharma shall be the surviving corporation under the name “One World Products, Inc.” (as renamed, the “Surviving Corporation”) and shall be governed by the laws of the State of Nevada.

1.2 The Effective Date. The Merger shall become effective on the date and at the time (the “Effective Date”) that:

(a) the Articles of Merger, in substantially the form previously circulated among the Boards of Directors of OW Pharma and OW Products, that the parties hereto intend to deliver to the Secretary of State of the State of Nevada, are accepted and declared effective by the Secretary of State of the State of Nevada; and

(b) after satisfaction of the requirements of the laws of the State of Nevada.

1.3 Articles of Incorporation. On the Effective Date, the Articles of Incorporation of OW Pharma, as in effect immediately prior to the Effective Date, shall continue in full force and effect as the Articles of Incorporation of the Surviving Corporation except that Article 1 of the Articles of Incorporation of OW Pharma, as the Surviving Corporation, shall be amended to state that the name of the corporation is “One World Products, Inc.”.

1.4 Bylaws. On the Effective Date, the Bylaws of OW Pharma, as in effect immediately prior to the Effective Date, shall continue in full force and effect as the bylaws of the Surviving Corporation.

1.5 Directors and Officers. The directors and officers of OW Pharma immediately prior to the Effective Date shall be the directors and officers of the Surviving Corporation, until their successors shall have been duly elected and qualified or until otherwise provided by law, the Articles of Incorporation of the Surviving Corporation or the Bylaws of the Surviving Corporation.

ARTICLE II

CANCELLATION OF SHARES

Upon the Effective Date, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock of OW Products, par value of $0.001 per share, issued and outstanding immediately prior to the Effective Date shall be cancelled.

ARTICLE III

EFFECT OF THE MERGER

3.1 Rights, Privileges, Etc. On the Effective Date of the Merger, the Surviving Corporation, without further act, deed or other transfer, shall retain or succeed to, as the case may be, and possess and be vested with all the rights, privileges, immunities, powers, franchises and authority, of a public as well as of a private nature, of OW Products and OW Pharma; all property of every description and every interest therein, and all debts and other obligations of or belonging to or due to each of OW Products and OW Pharma on whatever account shall thereafter be taken and deemed to be held by or transferred to, as the case may be, or invested in the Surviving Corporation without further act or deed; title to any real estate, or any interest therein vested in OW Products or OW Pharma, shall not revert or in any way be impaired by reason of this merger; and all of the rights of creditors of OW Products and OW Pharma shall be preserved unimpaired, and all liens upon the property of OW Products or OW Pharma shall be preserved unimpaired, and all debts, liabilities, obligations and duties of the respective corporations shall thenceforth remain with or be attached to, as the case may be, the Surviving Corporation and may be enforced against it to the same extent as if all of said debts, liabilities, obligations and duties had been incurred or contracted by it.

3.2 Further Assurances. From time to time, as and when required by the Surviving Corporation or by its successors and assigns, there shall be executed and delivered on behalf of OW Products such deeds and other instruments, and there shall be taken or caused to be taken by it such further other action, as shall be appropriate or necessary in order to vest or perfect in or to confirm of record or otherwise in the Surviving Corporation the title to and possession of all the property, interest, assets, rights, privileges, immunities, powers, franchises and authority of OW Products and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of OW Products or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

ARTICLE IV

GENERAL

4.1 Abandonment. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by mutual written agreement of OW Products and OW Pharma.

4.2 Amendment. At any time prior to the Effective Date, this Agreement may be amended or modified in writing by the board of directors of both OW Products and OW Pharma.

4.3 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada.

4.4 Counterparts. In order to facilitate the filing and recording of this Agreement, the same may be executed in any number of counterparts, each of which shall be deemed to be an original.

4.5 Electronic Means. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date hereof.

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IN WITNESS WHEREOF, the undersigned has executed this Agreement and Plan of Merger, effective as of this 11th day of October, 2021.

One World Pharma, Inc., a Nevada corporation

By:	/s/ Vahe Gabriel
Name:	Vahe Gabriel
Title:	Chief Financial Officer

One World Products, Inc., a Nevada corporation

By:	/s/ Vahe Gabriel
Name:	Vahe Gabriel
Title:	President

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